EXHIBIT 4(f)

                                                 CITICORP LIFE INSURANCE COMPANY
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                                                                PHOENIX, ARIZONA

                 ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This page changes certain items in the annuity contract issued to you so that it will qualify as a "Roth Individual Retirement Annuity" pursuant to Section 408A of the Internal Revenue Code of 1986, as amended (the Code). The changes to your annuity contract are as follows:

"Life expectancy" means an individual's predicted life span using the Expected Return Multiples in Table V in Section 1.72-9 of the Income Tax Regulations.

You are the owner and Annuitant of this contract. The contract will remain in force until all benefits have been paid to you or your Beneficiary(ies). None of your rights in this contract may be forfeited. The contract may not be assigned, pledged or otherwise transferred. It may not be used as security for a loan.

Payment of Annuity Income Benefits: Benefits paid under this contract will be distributed to you under the Annuity Income Option selected.

Upon Your Death: Upon your death, all contract values must be distributed by:
(1) December 31 of the year containing the fifth anniversary of your death; or
(2) if payable to an individual Beneficiary, the remaining value may be paid in substantially equal installments over a period not to exceed the life or life expectancy of the Beneficiary beginning no later than December 31 of the calendar year following the date of your death.

However, if your spouse is the Beneficiary, he/she may elect either: (1) to treat the contract as his or her own Roth Individual Retirement Annuity; or (2) receive equal or substantially equal payments over a period not exceeding his or her life or life expectancy starting on or before the later of: (a) December 31 of the year in which you would have attained age 70 1/2; or (b) December 31 of the first full calendar year immediately following the date of your death. Such election must be made not later than five years after the date of your death. If your surviving spouse makes any contribution to the contract after your death, or fails to elect to begin distributions, it will be assumed that he/she has elected to treat the contract as his or her own Roth Individual Retirement Annuity.

If distribution is to be made over the life or life expectancy(ies) of the Beneficiary(ies), the amount distributed each year must be equal to the value obtained by dividing the contract value to be distributed, as of December 31 preceding distribution, by the life expectancy(ies) of the Beneficiary(ies).

The Beneficiary shall have the sole responsibility for requesting a distribution that complies with this endorsement and applicable law.

No premium payments will be accepted under this contract after your death unless the Beneficiary is your surviving spouse.

Calculation of Beneficiary(ies) Life Expectancy: The life expectancy of a surviving spouse Beneficiary shall be calculated annually unless he/she elects not to recalculate life expectancy by the time distributions are required to begin. An election not to recalculate by your spouse shall be irrevocable. Annual recalculation of life expectancy will reflect estimated years of life remaining.

The life expectancy of a non-spouse Beneficiary is calculated at the time of the first payment and thereafter is reduced by the number of whole years elapsed since that date. The life expectancy of a non-spouse Beneficiary may not be recalculated.

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Payment to Your Child During His/Her Minority: Any payment to your child will be considered to have been paid to your spouse if the remainder of the contract values become payable to your spouse when the child reaches the age of majority.

Premium Payments: Unless this contract is issued as a "spousal IRA" (see below), annual premium payments cannot exceed the lesser of 100% of your earned income for the tax year or $2,000, reduced by the aggregate contributions during that tax year to all other individual retirement plans maintained for your benefit. This limitation does not apply to premiums which represent any portion of a transfer or qualifying rollover as defined in Sections 408A(d)(3) and 408A(e) of the Code, subject to the limitations set forth therein.

The $2,000 limit is gradually reduced to $0 between certain levels of adjusted gross income ("AGI"). In accordance with Code Section 408A(c)(3), if you are single, the $2,000 limit is phased out between AGI of $95,000 and $110,000; if you are married and file a joint federal income tax return, it is phased out between $150,000 and $160,000; and if you are married and file a separate federal income tax return, it is phased out between $0 and $10,000. Also, a rollover or transfer from an Individual Retirement Account or Annuity will not be permitted if your AGI for the tax year exceeds $100,000 or if you are married and file a separate federal income tax return. Adjusted Gross Income is defined in Code Section 408(c)(3) and does not include amounts transferred or rolled over to Individual Retirement Accounts or Annuities or Roth IRA's.

You have the sole responsibility for determining whether any premium payment meets applicable income tax requirements. Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward payment of additional premiums or the purchase of additional benefit.

All premium payments must be in cash or cash equivalents.

Spousal IRA's: The Code provides for the establishment of a Roth IRA for the benefit of a taxpayer's spouse with earned income of less than $2,000 a year ("spousal IRA"). The annual contributions to a spousal IRA cannot exceed the lesser of $2,000 or 100% of the earned income of the working spouse, reduced by the aggregate contributions during that tax year for all other individual retirement plans maintained for said spouse. If the combined annual earned income of the taxpayer and spouse is less than $4,000, the total contributions to all IRA's for the taxpayer and spouse is limited to the combined earned income.

Changes and Modifications: Both we and you agree to amend this contract to comply with changes in the Code and any Department of Labor and Internal Revenue Regulations. Any other changes to this contract will be made only with the mutual agreement of us and you and will be subject to the conditions stated in the contract. A copy of each amendment will be furnished to you for attachment to the contract.

The Contract: Refer to the contract to which this endorsement is attached for the definition of terms and additional contract provisions not otherwise amended hereby.






                                           /s/ Richard M. Zuckerman
                                                  Secretary


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